China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tan Yan Road, Hi-Tech Zone
Xi’an, 710065, Shaanxi Province, China

July 1, 2010

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	China Natural Gas, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 10, 2010 File No. 000-31539

Dear Ms. Blye:

This letter further responds to comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in its letter to China Natural Gas, Inc. (the “Company”) dated May 25, 2010, specifically to the article referenced in Staff Comment 1.

The statements attributed to our CEO to which the Staff has referred were intended to comment generally on expanding world markets for converted natural gas and to indicate that, in light of this market expansion, the Company generally was considering the prospects of expanding business operations beyond the borders of China.  His comments were not intended to express interest or focus on potential business opportunities in any particular country.  He intended solely to comment on general world market trends.

Other than a project in Thailand, which is over, the Company has not pursued business opportunities in other countries outside of China.  Thus, other than the Thailand project, the Company had not done any business with or in and has no plans to do business with or in any of the countries listed in the article to which the Staff has referred.  More generally, the Company does not currently have plans for any overseas projects.

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
July 1, 2010

We trust that you will find this responsive to the comments of the Staff.  You may direct further comments or questions regarding this letter to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

By:	/s/ David She
David She
Chief Financial Officer

cc:           Matthew Chang, Company Counsel